September 7, 2006

Richard Domaleski
President and Chief Executive Officer
World Energy Solutions, Inc.
446 Main Street
Worcester, MA 01608

**Re: World Energy Solutions, Inc.
Form S-1 filed August 11, 2006
Registration No. 333-136528**

Dear Mr. Domaleski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in various places that you cite supporting third party sources for your disclosure. For example, we refer to statistics provided by the Department of Energy's Information Administration and projections of KEMA on page 2. In other places, you provide statistical data but do not provide a source for such data, such as the data provided in the third sentence of the second paragraph on page 2. Please provide sources for all statistics and provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly

available, please revise to file appropriate consents as required by Rule 436 of Regulation C.

2.   Revise your disclosure throughout to explain industry terminology, such as "green credit transactions," that may not be understood by an average investor not involved in your line of business.

Prospectus Cover Page

3.   Please confirm that your cover page will include disclosure of the total number of shares offered by selling shareholders.

Prospectus Summary, page 1

The Company, page 1

4.   Please revise the introductory portion of your summary to clearly identify your customers and suppliers. We note in this regard that your disclosure that "energy consumers in the United States are able to purchase electricity" does not clarify that a "consumer" of your services appears to refer only to CIG energy consumers and not to individual users of energy.

5.   Please disclose in the summary how you generate revenues.

6.   In light of your disclosure on page 9 that one of your channel partners was involved in contracts that accounted for 68% of your first quarter 2006 revenue, and that 2 of your channel partners were involved in contracts that accounted for 80% of your 2005 revenue, please expand your summary discussion of channel partners. In particular, please disclose whether your channel partners have executed contracts and, if so, the material terms of the contracts.

7.   Please revise the second paragraph under this heading to explain more clearly what an "Anglo-Dutch reverse auction" is.

The Offering, page 5

8.   We note that you intend to use a portion of the offering proceeds for "potential acquisitions and strategic transactions." Please disclose whether you have identified of have any particular potential acquisitions and strategic transactions currently under consideration.

Risk Factors, page 8

We depend on our channel partners to establish and develop certain of our relationships with energy consumers and the loss of certain channel partners could result in the loss of certain key energy consumers

9.   Please explain what you mean when you say that a channel partner was "involved in" a contract. In addition, please briefly describe the material terms of your non-government contracts.

If we are unable to rapidly implement some or all of our major strategic initiatives, our ability to maintain our competitive position may be negatively impacted, page 9

10.   We note your disclosure that implementation of your strategic plan "will require significant capital expenditures." Please quantify, to the extent possible, the anticipated cost of implementing each of your strategic initiatives. In addition, explain the possible sources of additional capital to execute your plan, identifying risks to current stockholders of each possible capital source.

We depend on the services of our senior executives and other key personnel, the loss of whom could negatively affect our business, page 11

11.   Please identify the "key personnel" to whom this risk factor refers.

Our business depends heavily on information technology…, page 12

12.   Please disclose, if applicable, any historical instances of information technology systems interruption and, in the next risk factor, breaches of online security.

To the extent that we expand our operations into foreign markets, additional costs and risks associated with doing business internationally will apply, page 12

13.   Please identify any current plans to expand into foreign markets. If you have no such plans currently, please tell us why you believe that this is a material risk to your business or the offering.

Risks Related to the Regulatory Environment, page 13

14.   Each of the three risk factors appearing under this heading appear generic, as it is not clear from your disclosure how they specifically affect you or this offering. Please revise to provide additional details showing how these risks affect your business or this offering uniquely.

Richard Domaleski
World Energy Solutions, Inc.
September 7, 2006
Page 4

We may be unable to adequately protect our intellectual property, which could harm us and
affect our ability to compete effectively, page 14

15.   So that an investor may more clearly understand the risk presented, please identify any
        intellectual property that is of material importance to your business. In addition, please
        clarify what "certain limited steps" you have taken to protect your intellectual property.

Our auction platform, services, technologies or usage of trade names could infringe the
intellectual property rights of others, which may lead to litigation that could itself be costly,
could result in the payment of substantial damages or royalties, and/or prevent us from using
technology that is essential to our business, page 15

16.   Please briefly describe the business of the other company currently using the name World
        Energy Solutions, Inc. and indicate, if known, when this company started using the name
        World Energy Solutions, Inc. In addition, please clearly indicate the risk associated with
        this company's use of the same name as you.

Our corporate documents and Delaware law make a takeover of our company more difficult, we
have a classified board of directors and certain provisions of our certificate of incorporate require
a super-majority vote to amend, all of which may prevent certain changes in control and limit the
market price of our common stock, page 17

17.   Please describe in more detail the provisions of Delaware law and your charter that will
        make take-over of your company more difficult.

You will experience immediate and substantial dilution in the net tangible book value of the
common stock you purchase in this offering, page 17

18.   We note your disclosure that dilution will result from the fact that you have "experienced
        losses in the past." Please disclose, if true, that dilution will also result from the fact that
        you sold your currently outstanding securities at a price that is lower than the price in this
        offering.

Use of Proceeds, page 18

19.   Please expand your discussion under this heading to provide more detailed disclosure
        about the specific purposes for which you intend to use the amount of the proceeds you
        currently have designated for development of green credits. In particular, disclose the
        steps necessary to develop your green credit trading capacity, the estimated cost of each
        step, and the amount of proceeds, if any, that you will need in excess of the amounts
        raised in this offering.

20.   Refer to your discussion of the promissory note you will repay with a portion of the offering proceeds in the second paragraph on page 19. Please describe all purposes for which the original indebtedness was used. See Instruction number 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

21.   Please, tell us what consideration you have given to disclosing the following information related to stock options in your MD&A:

  •   The intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.
  •   A discussion of the significant factors, assumptions and methodologies used in determining the fair value of the Company stock on the grant date.
  •   A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

22.   We note your disclosure on page 16 that you were informed by your auditors on August 2, 2006 of a material weakness in your internal control over financial reporting. Please, tell us what consideration you have given to discussing in your MD&A the nature of this weakness, its implications on your financial statements, and your plans to correct this weakness.

Operations, page 24

23.   Refer to the fourth full paragraph on page 24. Please revise to explain how you set your contractual commission rate and whether the rate is the same of all energy suppliers or based upon negotiations. Describe the process by which energy suppliers provide you usage data for purposes of calculating your commissions, whether you have a method of verifying such usage data and the circumstances under which a supplier might not provide you such data, necessitating the use of estimates.

24.   Please explain, in the third and eighth bullet points on page 25, what "allocated facilities" are.

Results of Operations, page 26

Comparison of the Three Months Ended March 31, 2005 and 2006

25.   Please explain what "employee and employee-related costs" are in the final paragraph on page 26 and the first and second paragraphs on page 27. In particular, explain whether

Richard Domaleski
World Energy Solutions, Inc.
September 7, 2006
Page 6

you have hired additional employees or if this increase resulted from an increase in salaries and/or benefits, or for some other reason. Please provide similar explanation in the first, second and third full paragraphs on page 28, regarding employee-related cost disclosure.

26.   Please explain, in the third paragraph on page 27, the business reason for refinancing your revolving line of credit with the MCRC note.

Comparison of the Years Ended December 31, 2004 and 2005, page 28

27.   Please explain, in the first full paragraph on page 28, what the "supply desk function" is and what "occupancy costs" are.

Liquidity and Capital Resources, page 30

28.   Please, provide us with an explanation for the apparent increasing trend in your unbilled accounts receivable. In your explanation include a discussion of what these amounts represent, the duration these accounts have been outstanding, whether management considers there to be any significant collection risk related to these accounts, and the potential impact on future liquidity. Additionally, tell us what consideration you have given to discussing this information in your MD&A.

The Business, page 37

29.   Please specifically identify any energy consumer whose energy consumption results in more than 10% of your revenues. In addition, please ensure that you have filed as exhibits to the registration statement all material contracts required by Item 601 of Regulation S-K, including material customer agreements.

Natural Gas, page 41

30.   Refer to the fourth paragraph on page 41. Please explain "bundled gas service," "capacity-releasing program" and "straight fixed variable methodology."

Company Strategy and Operations, page 43

31.   Please disclose the material terms of your energy supplier contracts and your channel partner contracts.

32.   Please revise the final sentence of the first paragraph under this heading to explain in more detail each of the modules provided on your website, explaining the services provided by such module.

33.   Explain how you monitor discussions between a supplier and potential customer to determine whether the parties have entered into an energy contract upon which you would be owed a commission, in the third paragraph under this heading.

34.   Please revise the chart at the bottom of page 44 to include, for all periods completed, the actual energy usage for the contracts upon which you earned commissions.

35.   Please expand your discussion of the brokerage process to highlight the roles played by the ABC's and your channel partners.

36.   Please expand your discussion in the final full paragraph on page 45 to describe the type of information a supplier receives during an "auction event" that would cause the supplier to submit multiple bids to "bid their prices down," particularly in light of your disclosure that they will supply their best closing bid without knowledge of the other suppliers' bids.

37.   We note your disclosure that consumers may save up to 30%. Please also disclose average consumer savings. We note from your representative example that the savings were 9.96%.

Growth Strategy, page 48

38.   We note that you have completed hundreds of auctions with SAIC that have resulted in dozens of procurements. Please advise us whether all auctions result in procurements. If not, please revise your discussion of the brokerage process to describe the process between the completion of an auction and a procurement.

Energy Consumers, page 50

39.   We note that you have contracts with energy consumers, including a five year contract with the GSA. Please include disclosure regarding the expiration of these contracts and the percentage of your revenue attributed to expiring contracts.

Underwriting, page 72

40.   We note your disclosure that the underwriters' obligations in the underwriting agreement are conditional and "may be terminated at their discretion on the basis of their assessment of the financial markets." As such, this does not appear to be a firm commitment underwriting. Please revise your disclosure to remove the implication that your offering is being underwritten on a firm commitment basis or tell us why you believe that these changes are not required. Refer to The First Boston Corporation (Sept. 3, 1985) no-action letter.

41.   Please describe in more detail the investment and commercial banking and financial
        advisory services provided by various selling group members, and identify the members
        providing the services.

Financial Statements

42.   Please, update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

43.   Please tell us how you considered SFAS 145 in determining that your gain on
        extinguishment of debt should be classified as an extraordinary item.

Note 2 – Summary of Significant Accounting Policies

Stock-Based Compensation, page F-14

44.   For equity instruments granted during the 12 months prior to the date of the most recent
        balance sheet included in the registration statement, please tell us what consideration was
        given to disclosing the following information either in note 2 or 7 to the financial
        statements:

        •   For each grant date, the number of options or shares granted, the exercise price, the
            fair value of the common stock, and the intrinsic value, if any, per option;
        •   Whether the valuation used to determine the fair value of the equity instruments was
            contemporaneous or retrospective;
        •   Whether or not the valuation was performed by an unrelated third party.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

45.   We note your disclosure in the first full paragraph on page II-3 that the purchasers of
        "convertible preferred stock and warrants" were each accredited investors; however, your
        disclosure above this language does not refer to any issuances of convertible preferred
        stock. Please revise or advise.

Exhibits

46.   Please file your legal opinion with your next amendment or provide us with a form of
        opinion so that we may have sufficient time to review it.

47.   We note your third footnote to the Exhibit table indicating that certain exhibits are
        subject to a confidential treatment request; however none of your exhibits as currently
        listed are marked with the confidential treatment symbol indicated by the footnote.
        Please be aware that all requests for confidential treatment connected with this
        registration statement will be fully reviewed and must be cleared prior to acceleration of
        your effective date. Any information which has already been publicly disclosed, as part
        of this registration statement or otherwise, will not be eligible for confidential treatment.

                                        * * * *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        <u>Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:</u>

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at (202) 551-3412, or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey A. Stein, Esq. (*via facsimile*)
        John H. Chory, Esq. (*via facsimile*)
        Wilmer Cutler Pickering Hale and Dorr LLP